[redacted]

SECUI 14045514 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Irving Place, 2nd Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Soave 212-295-3744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/12/14

OATH OR AFFIRMATION

I, J0seph Soave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningside Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANYA GARRETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GA6177711
Qualified in New York County
My Commission Expires November 19, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORNINGSIDE SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 20 GATES HOLDING LLC)
FINANCIAL STATEMENTS
FORM X-17A-5
PART III
SEC FILE NO. 8-68326
YEAR ENDED DECEMBER 31, 2013

MORNINGSIDE SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
20 GATES HOLDING LLC)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2013

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA

INDEPENDENT AUDITOR'S REPORT

To the Member
Morningside Securities, LLC
(A Wholly-Owned Subsidiary of 20 Gates Holding LLC)

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Morningside Securities, LLC, (the Company) (A Wholly-Owned Subsidiary of 20 Gates Holding LLC) as of December 31, 2013, and the related statements of operations, changes in member equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted an audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morningside Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements taken as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA PC
Matawan, NJ
January 30, 2014

MORNINGSIDE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

	2013
Assets	
Cash	$ 26,335
Prepaid expenses	5,875
Total assets	$ 32,210
Liabilities and Member Equity	
Accurred expenses	$ 6,840
Member Equity	
Member equity	25,370
Total liabilities and member's equity	$ 32,210

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

	2013
Revenues	
Fees	-
	$ -
Expenses	
Regulatory fees and expenses	6,290
Occupancy	20,775
Professional fees	37,495
Other expenses	7,233
Total expenses	71,793
Net loss	$ (71,793)

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Member equity at January 1, 2013	$	47,163
Contributions from member		50,000
Net loss		(71,793)
Member equity at December 31, 2013	$	25,370

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

		2012
Cash flows from operating activities		
Net loss	$	(71,793)
Adjustments to reconcile net loss to net cash used in operating activites		
(Increase) decrease in operating assets		
Prepaid expenses		(2,735)
Increase decrease in operating liabilities		
Increase in accrued expenses		-
Net cash used in operating activities		(74,528)
Cash flows from financing activities		
Member contributions		50,000
Net decrease in cash		(24,528)
Cash, beginning of year		50,863
Cash, end of year	$	26,335

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
20 GATES HOLDING LLC)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2013

1 – Organization and Operations

Morningside Securities, LLC (the "Company") is a broker-dealer organized in 2009 as a limited liability company under the laws of the State of New York. The Company became registered on September 3, 2010 as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a placement agent specializing in private placements of securities and financial advisory services.

The Company does not hold funds or securities for customers and does not carry accounts for customers.

On June 1, 2012 FINRA approved 20 Gates Holding LLC, a minority member of the Company, to purchase the remaining 80% interest in the Company. 20 Gates Holding LLC purchased the 80% membership interest for the amount of $60,000 and the Company became a wholly owned subsidiary of 20 Gates Holding LLC.

The member has represented they will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through December 31, 2013.

The Company operates as a placement agent specializing in private placements of securities and also offering financial advisory services.

2-Summary of Significant Accounting Policies

Basis of presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Government and other regulation:

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts

2- Summary of Significant Accounting Policies (Continued)

Concentrations of credit risk for cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Revenue recognition

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

Income taxes

The company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

Operating leases

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840.

3 – Lease Commitments

The Company has one operating lease with the following terms and conditions:

The lease has a termination date of May 31, 2019 and has a schedule of payments that increase throughout the term and can be terminated without any financial penalty with a thirty day notice.

4 – Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2013, the Company had net capital of $19,495, which exceeded requirements by $14,195. The ratio of aggregate indebtedness to net capital was 2.85 to 1 at December 31, 2013.

5 – Member Equity

On November 4, 2011 the founding members of the Company sold 20% of the equity in the Company for $15,000 to 20 Gates Holding LLC. On June 1, 2012, 20 Gates Holding LLC purchased the remaining 80% membership interest in the Company for $60,000. Also additional contributions by 20 Gates Holding LLC were made of $75,000 in 2012 and $50,000 in 2013.

6 – Subsequent Events

The Company has evaluated subsequent events through January 30, 2014 the date of the financial statements were available to be issued and, except already included in the notes to these financial statements, has determined that no additional items require disclosure.

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Morningside Securities, LLC
(A Wholly-Owned Subsidiary of 20 Gates Holding LLC)

We have audited the accompanying financial statements of Morningside Securities, LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated January 30, 2014. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Ferraro

Daszkowski, Tompkins, Weg & Carbonella, CPA PC
Matawan, NJ
January 30, 2014

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

MORNINGSIDE SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL		
Total member equity	$	25,370
Deductions and / or charges		
Non-allowable assets		
Other assets		5,875
Net capital	$	19,495
COMPUTATION OF AGGREGRATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	6,840
Aggregate indebtedness	$	6,840
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
6-2/3% of aggregate indebtness		
or $5,000, whichever is greater	$	5,000
Excess net capital	$	14,495
Excess capital at 1500%	$	19,495
Ratio: Aggregate indebtness to net capital		2.85 to 1

Note: there are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

MORNINGSIDE SECURITIES, LLC

Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission To Company's Corresponding Unaudited Form X-17A-5 Part II Filing as of December 31, 2013

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

Schedule III
Statement on Exemption From the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2013

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2013, the Company did not hold customers' funds or securities.

Schedule IV
Subordinated Borrowings As of December 31, 2013

As of December 31, 2013 and during the year ended December 31, 2013, the Company did not have any subordinated borrowings.

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Morningside Securities, LLC
(A Wholly-Owned Subsidiary of 20 Gates Holding LLC)

In planning and performing our audit of the financial statements of Morningside Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-3.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com

278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael A Ferraro

Daszkowski, Tompkins, Weg & Carbonella, CPA PC
Matawan, NJ
January 30, 2014

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Morningside Securities, LLC
(A Wholly-Owned Subsidiary of 20 Gates Holding LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Morningside Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Morningside Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Morningside Securities, LLC's management is responsible for the Morningside Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences

Check Date	Check Number	Payee	Amount

   Note no payments were due for 2013
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2013 to December 31, 2013, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Michael R Ferraro

Daszkowski, Tompkins, Weg & Carbonella, CPA PC
January 30, 2014

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002